Bruce Pascal   Executive Managing Director

I am always interested in pursuing projects that help collectors and elevate the hobby. HobbyDB is an integral part of that equation. By working to catalog so many items and variations of known collectibles, the most comprehensive database for collectors has been created. The site grows daily and the knowledge shared is unparalleled. The ability to show your items and share with other collectors at one central location on the web your favorite items is just one feature. Perhaps you can find that one items you have been searching for years, and then connect and acquire it. We all know that feeling collectors have when their passion is ignited. It is more rewarding for a collector to not only accumulate items but also to garner knowledge, and HobbyDB provides that source. Today you are one click away from learning more about your hobby from one source than anything like it in the past. Whether is it a PEZ dispenser, Hot Wheel or an Action Figure, one site has all the tools needed to collect and learn in the modern era. The opportunity to explore, share and celebrate your passions is the lead goal of HobbyDB, and the tremendous efforts so far collecting information for collectors or dealers exists now. As collections grow having a place to electronically catalog your items is just one tool offered. And having the opportunity to purchase or sell items all one one site is an added bonus. HobbyDB, the most extraordinary place to collect and learn. One becomes part of a community larger than your local shows, or national, so large it is international and over 500,000 people are part of it. Be part of this exciting journey and become an owner and participant! By investing you have the opportunity to be part of the dream of the founders, a project so ambitious many thought it couldn't be done. But they have created an amazing place to do so much with your hobby. Collect and invest in what maybe the best resource for your passion. I am investing because I believe in the product and the people behind it.

Invested $5,000 this round & $1000 previously

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